UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                      No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In December 2021, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated December 15, 2021: Sanofi and GSK announce positive preliminary booster data for their COVID-19 vaccine candidate and continuation of Phase 3 trial per independent Monitoring Board recommendation

Exhibit 99.2	Press release dated December 14, 2021: Data from two Phase 3 studies demonstrating fitusiran significantly reduced bleeds in people with hemophilia A or B, with or without inhibitors, were featured at ASH’s plenary and late-breaking sessions

Exhibit 99.3	Press release dated December 13, 2021: Positive Phase 3 Dupixent® (dupilumab) data in children 6 months to 5 years with moderate-to-severe atopic dermatitis featured in RAD 2021 late-breaking session

Exhibit 99.4	Press release dated December 8, 2021: New England Journal of Medicine publishes positive Phase 3 Dupixent® (dupilumab) results in children with moderate-to-severe asthma

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 15, 2021: Sanofi and GSK announce positive preliminary booster data for their COVID-19 vaccine candidate and continuation of Phase 3 trial per independent Monitoring Board recommendation

Exhibit 99.2	Press release dated December 14, 2021: Data from two Phase 3 studies demonstrating fitusiran significantly reduced bleeds in people with hemophilia A or B, with or without inhibitors, were featured at ASH’s plenary and late-breaking sessions

Exhibit 99.3	Press release dated December 13, 2021: Positive Phase 3 Dupixent® (dupilumab) data in children 6 months to 5 years with moderate-to-severe atopic dermatitis featured in RAD 2021 late-breaking session

Exhibit 99.4	Press release dated December 8, 2021: New England Journal of Medicine publishes positive Phase 3 Dupixent® (dupilumab) results in children with moderate-to-severe asthma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2021		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and
Capital Markets

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